# International Lease Finance Corporation

 Notes

## With Maturities of 9 Months or More from Date of Issue

Registration No.                 333-136681
Filed Pursuant to Rule          424(b)(3)
Pricing Supplement No.          1
(To: Prospectus dated April 28, 2008 and Prospectus Supplement dated August 16, 2006)
The date of this Pricing Supplement is      April 29, 2008
Trade Date:   05/05/08                 Issue Date:   05/08/08

| CUSIP Number | Stated Interest Rate per Annum | Maturity Date | Interest Payment Frequency | First Interest Payment Date | Subject to Redemption | Redemption Date and Terms |
|---|---|---|---|---|---|---|
| 45974WAA4 | 4.800% | 06/15/10 | SEMI-ANNUAL | 12/15/08 | No | N/A |
| 45974WAB2 | 4.950% | 05/15/11 | SEMI-ANNUAL | 11/15/08 | No | N/A |
| 45974WAC0 | 5.000% | 06/15/12 | SEMI-ANNUAL | 12/15/08 | No | N/A |
| 45974WAD8 | 5.100% | 06/15/13 | SEMI-ANNUAL | 12/15/08 | No | N/A |
| 45974WAE6 | 5.200% | 05/15/14 | SEMI-ANNUAL | 11/15/08 | No | N/A |

[Additional columns below]

[Continued from above, first column repeated]

| CUSIP Number | Price to Public | Discounts and Commissions | Survivors Option | OID Note | Other Material Terms |
|---|---|---|---|---|---|
| 45974WAA4 | 100% | 0.400% | YES | No | N/A |
| 45974WAB2 | 100% | 0.625% | YES | No | N/A |
| 45974WAC0 | 100% | 0.750% | YES | No | N/A |
| 45974WAD8 | 100% | 1.000% | YES | No | N/A |
| 45974WAE6 | 100% | 1.100% | YES | No | N/A |

All notes described in this Pricing Supplement are issued in U.S. Dollars with Authorized Denominations of $1,000 and integral multiples thereof.